SelenBio, Inc.



Annual Report

2019

Annual Report 2019

Throughout this document, mentions of Company refer to SelenBio, Inc., a C-Corporation formed on February 25, 2017 in Austin, Texas (the "Company"). The Company's physical address is 4425 Mopac Expressway South, Building 2, Suite 300A, Austin, Texas 78735.

You may contact the Company by emailing info@selenbio.com. This annual report is posted on the Company's website, www.selenbio.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

SelenBio, Inc. ("Company") is a corporation formed on February 25, 2017 in Austin, Texas. The Company's physical address is 4425 Mopac Expressway South, Building 2, Suite 300A, Austin, Texas 78735. The Company's web site may be accessed at www.selenbio.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Kenny Gallagher

Board positions with SelenBio, Inc.

Dates	Position	Principal Occupation
02/25/2017 – present	Director	Chief Executive Officer

Positions with SelenBio, Inc.

Dates	Position	Responsibilities
02/25/2017 – present	CEO	Management of day-to-day operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

02/25/2017 – present	SelenBio, Inc.	CEO, Biotechnology, Day-to-Day Management
02/01/2016 – 01/31/2017	J Rapha MedTech, LLC	Member, Medical Equipment Sales, Manufacturers Representative
01/01/2012 – 12/31/2015	Human Care USA, Inc.	CEO, Medical Equipment Manufacturing, Day-to-Day Management

Karl Doenges

Board positions with SelenBio, Inc.

Dates	Position	Principal Occupation
02/25/2017 – present	Director	President

Positions with SelenBio, Inc.

Dates	Position	Responsibilities
02/25/2017 – present	President	Legal, Regulatory and Fundraising

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/01/2020 – present	NACS	Consultant, Electric Charging Stations, Liaison
11/01/2018 – present	FSG Smart Buildings	Consultant, building automation and IoT challenges, Advisory
02/01/2017 – present	Protec Fuel Management, LLC	Advisory Board Member, Fuel sales and management, Advisory
09/01/2016 – 02/01/2017	VP Marketing & Government Affairs	Vice President, Water Services, Marketing and Government Affairs

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Karl Doenges	1,800,000 shares common stock	36.18%
Kenny Gallagher	1,755,000 shares common stock	35.27%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

SelenBio, Inc. is a biotechnology company developing antibacterial technology for a wide variety of use cases. The Company's platform antibacterial technology prevents biofilm formation in medical, dental, industrial, and consumer applications using a unique and proprietary selenium-based compound. SelenBio keeps you happy and healthy by keeping the products you use and the things you touch infection-free.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently employs three (3) individuals.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

- Any new line of Antimicrobial Technology products developed by the Company for human use requires FDA approval in its name. As a result, it is difficult to evaluate the market for the Company's business and the future prospects of its Antimicrobial Technology products. In addition, the Company will encounter new risks and difficulties frequently encountered by companies in an early stage of commercial development in new and evolving markets.

- The Company does not own the Antimicrobial Technology and is relying on a license for the Antimicrobial Technology to develop its new products. The termination of the rights granted under this license or a challenge to the true ownership of the Antimicrobial Technology would have a severe negative effect on the Company's ability to complete development, obtain FDA clearance in its name and successfully commercialize its Antimicrobial Technology products.

- The Company faces intense competition, including from larger competitors with greater resources than its own, which could result in its failure to gain market share or a decline in market share. The Company's plan to increase its market shares relies heavily on Antimicrobial Technology products. The Company's marketing efforts will be severely affected if it is unable to obtain the necessary FDA approvals for these products.

- The Antimicrobial Technology products use Selenium, an element on the periodic table. Although the Company believes that the supply of Selenium is unlimited and that its characteristics are most conducive to use in biofilm prevention treatment, it is not the only element with the antibacterial properties necessary to create an antibacterial surface to be used in biofilm prevention. Should one of the Company's competitors develop a similar product using a different element with similar properties, the Company's Antimicrobial Technology products may not be able to compete with a competitor's technology, which could result in failure to gain market share or a decline in market share.

- The Company may not be able to hire or retain qualified staff. The Company's future success depends on its ability to attract and retain highly skilled managerial, product development, and sales and marketing personnel. The inability to attract or retain qualified personnel in the future or delays in hiring could delay development of the Company's Antimicrobial Technology products, and negatively impact sales and growth of its business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	25,000,000	4,975,314	Full, 1 vote per share owned	None

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities are arbitrarily valued by management and the Board of Directors of the Company.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of SelenBio, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in SelenBio, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	No Outstanding Debt		

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
03/01/2017	750,000 shares of Common Stock	760,000 shares sold	Securities Act of 1933	Formation, licensing & operations
03/01/2018	500,000 shares of Common Stock	275,000 shares sold	Securities Act of 1933	Research & Development and Operations
10/01/2019	225,000 shares of Common Stock	36,564 shares sold	Securities Act of 1933	Product Development and Operations

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

The Company is a business that has not yet generated profits, has sustained net losses, and has negative cash flows from operations, and has an accumulated deficit of as of December 31, 2019. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has evaluated all subsequent events through June 11, 2020, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

SelenBio, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

SelenBio, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.selenbio.com) no later than 120 days after the end of each fiscal year covered by the report.

SelenBio, Inc. and Subsidiary

A Texas Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2019 and 2018

SELENBIO, INC.

TABLE OF CONTENTS

SELENBIO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 80,672	$ 550,794
Accounts receivable	33	153
Prepaid expenses	-	10,644
Deposits	1,173	625
Inventory	15,074	11,664
Due from related party	605	-
Total Current Assets	97,557	573,880
Non-Current Assets:		
License agreement, net of accumulated amortization	437,500	470,833
Equity method investments	2,500	-
Total Non-Current Asset	440,000	470,833
TOTAL ASSETS	$ 537,557	$ 1,044,713
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 24,759	$ 31,019
Total Liabilities	24,759	31,019
Stockholders' Equity/(Deficit):		
Common Stock, $0.001 par value, 25,000,000 shares authorized, 4,933,750 and 4,901,875 shares issued and outstanding, 4,892,084 and 4,766,875 shares vested, each as of December 31, 2019 and 2018, all respectively.	4,934	4,902
Additional paid-in capital	1,725,066	1,597,598
Accumulated deficit	(1,188,509)	(588,806)
Stockholders' equity before noncontrolling interest	541,491	1,013,694
Equity attributable to noncontrolling interest	(28,693)	-
Total Stockholders' Equity	512,798	1,013,694
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 537,557	$ 1,044,713

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 28,675	$ 12,142
Costs of goods sold	13,119	11,785
Gross profit	15,556	357
Operating Expenses:		
General & administrative	473,441	310,526
Sales & marketing	138,397	98,270
Research & development	32,114	45,500
Total Operating Expenses	643,952	454,296
Loss from operations	(628,396)	(453,939)
Loss from equity method investments	-	-
Other Income/(Expense):		
Interest expense	-	-
Total Other Income/(Expense)	-	-
Provision for income taxes	-	-
Net Loss	(628,396)	(453,939)
Less: net loss attributable to noncontrolling interest	(28,693)	-
Net loss attributable to SelenBio, Inc.	$ (599,703)	$ (453,939)

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Equity/(Defict)
Balance at December 31, 2017	4,625,000	$ 4,625	$ 590,375	$ (134,867)	$ 460,133
Issuance of common stock to investors	276,875	277	1,007,223	-	1,007,500
Net loss	-	-	-	(453,939)	(453,939)
Balance at December 31, 2018	4,901,875	4,902	1,597,598	(588,806)	1,013,694
Issuance of common stock to investors	25,000	25	99,975	-	100,000
Issuance of common stock for services	6,875	7	27,493	-	27,500
Net loss	-	-	-	(599,703)	(599,703)
Balance at December 31, 2019	4,933,750	$ 4,934	$ 1,725,066	$ (1,188,509)	$ 541,491

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (628,396)	$ (453,939)
Adjustments to reconcile net loss to net cash used in operating activities:		
License agreement amortization	33,333	25,000
Issuance of common stock in exchange for services	27,500	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	120	60
(Increase)/Decrease in prepaid expenses	10,644	(1,700)
(Increase)/Decrease in deposits	(548)	-
(Increase)/Decrease in inventory	(3,410)	(6,220)
Increase/(Decrease) in accounts payable and accrued expenses	(6,260)	15,614
Net Cash Used In Operating Activities	(567,017)	(421,185)
Cash Flows From Investing Activities		
Payments on license agreement	-	(250,000)
Investment in subsidiary	(2,500)	-
Net Cash Used In Investing Activities	(2,500)	(250,000)
Cash Flows From Financing Activities		
Advances to related party	(605)	-
Proceeds from issuance of common stock	100,000	1,117,500
Net Cash Provided By Financing Activities	99,395	1,117,500
Net Change In Cash	(470,122)	446,315
Cash at Beginning of Period	550,794	104,479
Cash at End of Period	$ 80,672	$ 550,794
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

SelenBio, Inc. (the "Company") is a corporation organized on February 24, 2017 under the laws of Texas. The Company is a biotechnology company specializing in the prevention of bacterial biofilm formation for dental, healthcare, industrial, and consumer applications. SelenBio Dental, Inc., a company formed under the laws of Texas on March 29, 2017, is a majority owned subsidiary (83%) of the Company. The Company has also noncontrolling interest in SelenBio Chemical, Inc., a company formed under the laws of West Virginia on February 20, 2019, which is accounted for under the equity method.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of SelenBio, Inc., along with its majority owned subsidiary, SelenBio Dental, Inc. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheets in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Equity Method Investments

Investments accounted for using the equity method include those investments where the Company (i) can exercise significant influence over the other entity and (ii) holds common stock and/or in-substance common stock of the other entity. Under the equity method, investments are carried at cost, and subsequently adjusted for the Company's share of net income/(loss), comprehensive income/(loss) and distributions received from the investee. If the current fair value of an investment falls below its carrying amount, this may indicate that an impairment loss should be recorded. Any impairment losses recognized are not reversed in subsequent periods.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances exceeded FDIC insured limits by $0 and $191,075, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company carried receivables of $153 and $33, respectively, and no allowance against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) cost method. The inventory balances as of December 31, 2019 consists primarily of raw materials. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. No impairments were recorded as of December 31, 2019 and 2018.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2019 and 2018 the Company had no property and equipment or associated depreciation expense.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheets.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cost of goods sold includes product and delivery costs.

Sales & Marketing

Sales and marketing costs are expensed as incurred and consisted mainly of brand development activities for the periods ended December 31, 2019 and 2018. Total expenses related to sales and marketing totaled $138,397 and $98,270, for the periods ended December 31, 2019 and 2018, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $32,114 and $45,500 for the periods ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,079,801 and $576,560 as of December 31, 2019 and 2018, respectively. The Company pays Federal and state income taxes and has used an effective blended rate of 21.8% to derive net tax assets of $235,289 and $125,633 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2017 deferred tax assets and liabilities.

The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $600,896 and $453,939 during the years ended December 31, 2019 and 2018, respectively, has negative cash flows from operations, and has an accumulated deficit of $1,189,702 as of December 31, 2019. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company has authorized 25,000,000 shares of common stock with par value of $0.001 per share. As of December 31, 2019 and 2018, the Company had 4,933,750 and 4,901,875 shares of common stock issued and outstanding, respectively.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three years contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at the fair value at the issuance date. As of December 31, 2019 and 2018, 41,666 and 83,333 of the issued and outstanding shares were unvested, respectively.

Stock Issuances

During 2017, the Company issued a total of 3,890,000 shares of common stock to the Company's founders and other insiders for total consideration of $260,000.

During 2017, the Company issued 725,000 shares of common stock to outside investors for total consideration of $325,000.

During 2017, the Company issued 10,000 shares of common stock in exchange for services, valued and recorded at an estimated fair value of the stock granted of $10,000.

During 2018, the Company issued 276,875 shares of common stock to outside investors for total consideration of $1,007,500.

During 2019, the Company issued a total of 25,000 shares of common stock to an investor for total consideration of $100,000.

During 2019, the Company issued 6,875 shares of common stock in exchange for services, valued and recorded at an estimated fair value of the stock granted of $27,500.

See Note 7 regarding other potentially equity affecting arrangements outstanding.

NOTE 5: LICENSE AGREEMENT

In July 2017, the Company entered into a licensing agreement with a third party for an exclusive right in certain licensed technology, patents, and intellectual property rights. As of December 31, 2019 and 2018, costs under this agreement totaling $500,000 and $500,000 were capitalized, respectively. The license agreement is being amortized over its expected useful life of 15 years. Amortization expense of $62,500 and $25,000 was recorded for the years ended December 31, 2019 and 2018, respectively, resulting in a net balance of $437,500 and $470,833 as of December 31, 2019 and 2018, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairment exist as of December 31, 2019 and 2018.

The agreement expires upon the expiration of the last patent under the agreement, or earlier upon various provisions or breaches in the agreement terms. The agreement requires royalties on sales of products by the Company at a rate of 6.5%, subject to annual minimums of $15,000 for 2018, $25,000 for 2019, $40,000 for 2020 and annually thereafter. The agreement also requires payment of 35% of any sublicensee revenues produced by the Company.

The Company is also obliged to pay $550,000 upon the earlier of its 1st sale of products under the agreement or upon entering a sublicensing agreement, except that if a sublicense agreement is entered before the first sales of the product then payment of the $550,000 is to be payable as 75% of the sublicensing revenues until the $550,000 is repaid. This payment amount increases to $650,000 if neither occur within 3 years of the agreement's effective date, or $750,000 if neither occur within 4 years of the agreement's effective date.

The agreement requires milestone payments of $1 million, $5 million, and $10 million if and upon cumulative sales exceeding $100 million, $500 million, and $1 billion, respectively.

The agreement provides the Company the option to purchase the rights conveyed in the agreement for a purchase price of $5 million in years 1-3, $10 million in years 4-5, and $15 million in years 6-8.

Sublicensing Agreements

In March 2019, the Company entered into a sublicensing agreement with a related party company, providing the related party company certain rights to use of the Company's technology and intellectual property in exchange for sublicensing revenues and royalties.

In June 2019, the Company entered into a sublicensing agreement with a third party, providing the third party certain rights to use of the Company's technology and intellectual property in exchange for sublicensing revenues and royalties.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company intends to adopt this new standard effective January 1, 2019 and does not expect its adoption to have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

SELENBIO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

Service Agreements

In 2018, the Company committed to issue to a consultant 12,500 shares of common stock upon permanent full-time employment, at the time of sale of the Company, or August 31, 2020, whichever is sooner. As of December 31, 2019, the condition to issue these shares had not been met by the consultant.

In December 2018, the Company entered into a service agreement with an outside service provider to perform social media services in exchange for 250 shares per month through January 1, 2020. As of December 31, 2019, no shares have been awarded under the agreement.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding

The Company raised a total of $145,756 under its Regulation Crowdfunding offering, issuing 36,439 shares of common stock at $4/share.

Management's Evaluation

Management has evaluated all subsequent events through June 11, 2020, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.